REQUEST TO WITHDRAW FORM 10-12G

(FILE NO. 000-55318)

China TMK Battery Systems, Inc.
Zhongcheng Industrial Park, Shanglingpai

New Village, Dalang Street, Longhua New District
Shenzhen
People’s Republic of China

January 2, 2015

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request to Withdraw Form 10-12G (File No. 000-55318)

Ladies and Gentlemen:

China TMK Battery Systems, Inc. (the “Registrant”) hereby submits its request to withdraw its Form 10-12G (File No. 000-55318), (the “Form 10”). The Form 10 was originally filed with the Commission on November 12, 2014. If you have any questions regarding this request, please do not hesitate to contact the undersigned at +(86) 755 28109420.

CHINA TMK BATTERY SYSTEMS, INC.

By: /s/ Henian Hu
Henian Wu
Chief Executive Officer and Chief Financial Officer